Filed by Tailwind Acquisition Corp. pursuant to
Rule 425 under the Securities Act of 1933, as amended
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Tailwind Acquisition Corp.

Commission File No. 001-39489

The below communication was sent to employees of Nuburu Inc. on August 8, 2022.

FAQ

What is a SPAC and why are we doing a SPAC?

A special purpose acquisition company (SPAC) is a company with no commercial operations that is formed strictly to raise capital through an initial public offering (IPO) for the purpose of combining with an existing company -- in our case, Tailwind Acquisition Corp. (Tailwind) is the SPAC that is combining with Nuburu in order for us to reach the public markets.

By combining with Tailwind and simultaneously raising up to approximately $334 million (assuming no redemptions from the trust account by the Tailwind public stockholders and before payment of transaction expenses), we will be better able to continue to rapidly grow our business. We have had tremendous success scaling the company to date, but as a public company we believe we can grow in our core markets, expand into new markets and continue to offer our customers leading technology.

What are the ramifications to me if I discuss any of the Company’s plans?

The “Quiet Period” is a time set by the U.S. Securities and Exchange Commission (“SEC”) whereby the Company and all company insiders, employees, or analysts are legally restricted in their ability to discuss the impending business combination. This includes communication of any kind – verbal or written (including email, blogs, and social network sites such as Twitter, Facebook, etc.). We will advise you when the quiet period is over. The SEC is charged with ensuring a fair and level playing field for public companies and their investors. It has the authority to delay proposed public offerings and pursue civil and criminal prosecution against those who breach the SEC’s rules and regulations. The Company may also pursue civil penalties or terminate the employment of any person who violates the established procedures. It is imperative that you respect the quiet period by offering ‘no comment’ to any inquiries, refrain from communicating any mention of our filing or other merger activities, and direct individuals to a member of the management team if people ask questions of you.

A prospect or customer recently asked me what our plan is as a company. Can I let them know we are going public?

You may refer them to Tailwind’s SEC filings that will discuss the business combination in greater detail. Any further conversation may be in violation of federal securities laws and should be avoided. If they ask any additional questions, direct them to a member of the management team.

If I get a call or meet someone from the media that knows that I work at Nuburu and they ask about the business combination, what should I tell them?

You should have no conversations with the media. Please direct them to a member of the management team. SEC regulations state that discussing the business combination with any member of the media (and those outside the organization) may be a breach of federal securities law, which could subject you to termination of employment and civil liabilities and penalties including civil and criminal prosecution. Any other response from you could jeopardize yourself and/or Nuburu with the SEC.

May I proactively tell customers, prospects, or other individuals that we have filed or will file a Form S-4 with the SEC?

If you have someone you need to tell, please contact a member of the management team to discuss.

Since I work here at Nuburu am I considered an ‘Insider’? And does that mean I can be held accountable for insider trading?

An insider is anyone who has a relationship of trust and confidence with the Company. So yes, our employees are insiders. As an employee, you should NEVER share, ‘non-public’ information with anyone outside of Nuburu. A good rule of thumb is to consider anything not available on Nuburu’s website to be ‘non-public’ information.

Are we going public? Why now?

The signing of a business combination agreement and the filing of an S-4 are major steps towards going public. We have reached a scale and business that has created significant value and one that we believe will be very attractive to public investors.

When specifically will we complete the business combination?

We are targeting to finalize the combination in early 2023, subject to, among other things, the approval by NUBURU’s stockholders and Tailwind’s stockholders, expiration of certain diligence periods without termination by Tailwind or Lincoln Park Capital and satisfaction or waiver of other customary closing conditions. No specific date has been set at this point.

What does this mean for me?

We will provide further information and training over the months ahead with respect to policies relevant to being a public company, including an employee incentive plan and an employee stock purchase plan, which we expect to adopt in connection with the closing of the merger.

If you have questions relating to the sale of stock and any related tax impact, we encourage you to speak with your own tax advisor.

What are the rules?

We have to be careful what we say and don’t say about our company and products.

The quick summary...You CAN’T disclose confidential or proprietary information about Nuburu and its products that we haven’t already publicly announced - so financial information, when/if we’ll merge, product roadmaps… basically any information that a reasonable person could consider important in making an investment decision.

This also means that whether you’re at a BBQ with family and friends, or out and about around town, you need to make sure you aren’t discussing any confidential business matters. We’ll also have to be careful to avoid exposing information to outsiders who may be visiting our facilities, for example, by erasing confidential information on our office whiteboards and by not leaving confidential information visible on tables and in conference rooms.

What will we report to investors?

Following the completion of the merger, we will be required to make filings on an annual and quarterly basis (known as 10-Ks, proxies and 10-Qs) as well as current reports for material developments (known as 8-Ks) and other filings that provide material information about our company to investors and the public.

What about our culture?

Culture is always evolving. But our values will not change. We will continue to be all about openness, integrity, trust, excellence, simplicity, ownership and customer experience. And just because we are going public doesn’t mean everyone has to come to work uptight and miserable. We’re not changing and we hope you don’t either.

What if I have a question? Whom should I go to?

If you have a question, check with your immediate managers first. If they don’t have the answer, they can get more details from a member of our management team.

Caution Regarding Forward Looking Statements

This FAQ contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended, including certain financial forecasts and projections. All statements other than statements of historical fact contained in this FAQ, including statements as to future results of operations and financial position, revenue and other metrics planned products and services, business strategy and plans, objectives of management for future operations of NUBURU, market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by Tailwind and its management, and NUBURU and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement with respect to the business combination; (2) the outcome of any legal proceedings that may be instituted against NUBURU, Tailwind, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; (3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of Tailwind or the stockholders of NUBURU, or to satisfy other closing conditions of the business combination; (4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (5) the ability to meet NYSE’s listing standards following the consummation of the business combination; (6) the risk that the business combination disrupts current plans and operations of NUBURU as a result of the announcement and consummation of the business combination; (7) the inability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the business combination; (9) changes in applicable laws or regulations; (10) the possibility that NUBURU or the combined company may be adversely affected by other economic, business and/or competitive factors; (11) the inability to obtain financing from Lincoln Park Capital; (12) the risk that the business combination may not be completed in a timely manner or at all, which may adversely affect the price of Tailwind’s securities; (13) the risk that the transaction may not be completed by Tailwind’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Tailwind; (14) the impact of the COVID-19 pandemic, including any mutations or variants thereof, and its effect on business and financial conditions; (15) volatility in the markets caused by geopolitical and economic factors; and (16) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Tailwind’s Form S-1 (File No. 333-248113), Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022 and registration statement on Form S-4 that Tailwind intends to file with the SEC, which will include a document that serves as a prospectus and proxy statement of Tailwind, referred to as a proxy statement/prospectus and other documents filed by Tailwind from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Nothing in this FAQ should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Tailwind nor NUBURU gives any assurance that either Tailwind or NUBURU or the combined company will achieve its expected results. Neither Tailwind nor NUBURU undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Important Information and Where to Find It

On July 13, 2022, Tailwind filed a preliminary proxy statement (the “Preliminary Extension Proxy Statement”) for a special meeting of the stockholders to be held to approve an extension of time for Tailwind to complete an initial business combination through March 9, 2023 (the “Extension Proposal”). Tailwind intends to file a definitive proxy statement (the “Definitive Extension Proxy Statement”) in connection with the Extension Proposal, which will be sent to its stockholders of record as of the record date set therein. Stockholders may obtain a copy of the Preliminary Extension Proxy Statement, as well as the Definitive Extension Proxy Statement, once available, at the SEC’s website (www.sec.gov).

Additional Information

This FAQ relates to a proposed transaction between Tailwind and NUBURU. Tailwind intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of Tailwind (the “Business Combination Proxy Statement”). The Business Combination Proxy Statement will be sent to all Tailwind stockholders. Tailwind also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Tailwind are urged to read the Preliminary Extension Proxy Statement and, when available, the Definitive Extension Proxy Statement registration statement, the Business Combination

Proxy Statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the Business Combination Proxy Statement and all other relevant documents filed or that will be filed with the SEC by Tailwind through the website maintained by the SEC at www.sec.gov. The documents filed by Tailwind with the SEC also may be obtained free of charge upon written request Tailwind Acquisition Corp., 1545 Courtney Avenue, Los Angeles, CA 90046.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS FAQ, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS FAQ. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

Tailwind and NUBURU and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Tailwind’s stockholders in connection with the proposed transactions. Tailwind’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and executive officers of Tailwind listed in Tailwind’s registration statement on Form S-4, which is expected to be filed by Tailwind with the SEC in connection with the business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Tailwind’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus on Form S-4 for the proposed business combination, which is expected to be filed by Tailwind with the SEC in connection with the business combination.

No Offer or Solicitation

This FAQ is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.